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                                                                      EXHIBIT 18

October 18, 1999



JPS Packaging Company
4200 Somerset Drive, Suite 208
Prairie Village, Kansas 66208

Ladies and Gentlemen:

We have been furnished with a copy of Form 10-Q of JPS Packaging Company (the Company) for the three months ended September 30, 1999, and have read the Company's statements contained in notes 2 and 3 to the condensed financial statements included therein. As stated in note 3, the Company changed its method of accounting for inventory from the LIFO inventory valuation method to FIFO, and states that the new adopted accounting principle is preferable in the circumstances because it provides for the best matching of raw material cost to the product's selling price, and thus presents a clearer picture of operating results. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 1998, nor have we audited the information set forth in the aforementioned notes 2 and 3 to the condensed financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

KPMG LLP